EXHIBIT 99.1

TTI Telecom Announces Settlement of Dispute With Telesens

ROSH HA'AYIN, Israel, Aug. 3, 2009 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems (OSS) to communications service providers, announced today that it has settled its dispute with Telesens LLC, a Ukraine-based software house that was acquired by TTI Telecom in January 2008, and with Mr. Eduard Rubin, Telesens' former key shareholder.

Under the terms of the settlement agreement, the acquisition of Telesens will be rescinded, such that TTI Telecom will transfer the 100% interest it has in Telesens to the previous shareholders and both parties' lawsuits against each other will be dismissed. In addition, Telesens agreed to continue and provide development services to TTI Telecom and TTI Telecom agreed to pay approximately $200,000 to Telesens in consideration for previous development services and for other modifications made by Telesens according to TTI needs.

As previously reported, TTI Telecom already recognized a $1.5 million goodwill and other intangible assets impairment in its financial statements for the year ended December 31, 2008 and an accrual of $0.6 million with respect to a second installment on account of the acquisition which was never made in light of the dispute between the parties. In its financial results for the six and three months periods ended June 30, 2009, TTI intends to classify Telesens operations and the related settlement as discontinued operation.

Business-wise, TTI Telecom will continue to leverage its presence in the CIS area, its local customer-base and its local partners in this area to further drive the company's business growth.

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of Next Generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, uncertainties relating to internal investigation, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

For more information, please visit www.tti-telecom.com

CONTACT: TTI Telecom
         Rebecca (Rivi) Aspler, Investor Relations Manager
         +972-3-926-9093
         Mobile: +972-54-777-9093
         Fax:    +972-3-926-9574
         rebecca.aspler@tti-telecom.com